ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Thomas J. Danielski 617-235-4961 Thomas.Danielski@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

LianBio

103 Carnegie Center Drive, Suite 215

Princeton, NJ 08540

Attention: Yizhe Wang, Ph.D., Chief Executive Officer

Phone: (609) 486-2308

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by LianBio with respect to the omitted portions, which are identified in this letter by the mark “[***].”

October 7, 2021

VIA SEC PORTAL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill
Celeste Murphy
Christine Wong
Mary Mast

Re:	LianBio
Registration Statement on Form S-1
Filed October 1, 2021
File No. 333-259978
CIK No. 0001831283

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CONFIDENTIAL TREATMENT REQUESTED BY LIANBIO

Dear Mses. Hamill, Murphy, Wong and Mast:

On behalf of LianBio (the “Company”), set forth below is information in response to Comment 21 contained in the letter dated July 26, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yizhe Wang, Ph.D., the Company’s Chief Executive Officer, with respect to the Company’s Form S-1, File No. 333-259978 (the “Registration Statement”) that was confidentially submitted to the Commission on June 25, 2021. The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have attached a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Description of Share Capital, page 224

21. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including options and warrants.

Response:

Preliminary Price Range

To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that, based on discussions with the Company’s board of directors (the “Board”) and input provided by the underwriters, the Company currently anticipates that the price range (the “Preliminary Price Range”) for this initial public offering (the “IPO”) is expected to be within the range of $[***] to $[***] per American depositary share (“ADS”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million. Please note that, while the Company expects to effect a stock split (the “Stock Split”) prior to the IPO, the Preliminary Price Range does not reflect the impact of the Stock Split. The Company currently expects each ADS to represent one ordinary share.

The actual bona fide price range to be included in a subsequent amendment to the Registration Statement is anticipated to fall within the Preliminary Price Range, after giving effect to the Stock Split, and will be based on a number of factors, including the prevailing market conditions and estimates of the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities market, the recent market prices of,

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and the demand for, publicly-traded common stock, ordinary shares or American depositary shares of generally comparable companies and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual price range to be included in such amendment has not yet been determined and will not be established until shortly before finalizing the preliminary prospectus for the offering, taking into account all relevant market factors at that time.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Summary of Recent Stock Option Grants and Ordinary Share Valuation

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of the Company’s ordinary shares underlying the Company’s option grants has been determined by its Board as of the date of each grant, with input from management, considering third-party valuations of the ordinary shares when obtained as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent independent third-party valuations were prepared as of November 30, 2020 (the “November 2020 Valuation”), March 31, 2021 (the “March 2021 Valuation”) and May 1, 2021 (the “May 2021 Valuation”). These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held Company Securities Issued as Compensation (the “Guide”).

Each of the November 2020 Valuation, March 2021 Valuation and May 2021 Valuation (together, the “Valuations”), which were used, in part, by the Board to determine the fair value of the Company’s ordinary shares as of the grant date of each option award, applied a hybrid approach using two exit scenarios: a long-term exit scenario (a “Long-Term Exit Scenario”) and an IPO exit scenario (an “IPO Scenario”). The Long-Term Exit Scenario utilized the Option Pricing Model (“OPM”) to allocate the Company’s total equity value to the preferred and ordinary shares, reflecting the value impact of the preferred liquidation preference in accordance with the Guide. The IPO Scenario assumed that all preferred shares would convert into ordinary shares and would no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the ordinary shares prior to the IPO. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), to capture the difference in value between freely marketable securities and securities that are restricted or otherwise cannot be freely traded. Key assumptions used by the Company in its most recent third-party valuations, and the resulting indicated fair value of the ordinary shares, were as follows:

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	Third-Party Valuations
	IPO Scenario		Long-Term Exit Scenario		Indicated Fair Value per Ordinary Share
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
November 30, 2020	55.0%	13.0%	45.0%	30.0%	$	[	***]
March 31, 2021	55.0%	10.0%	45.0%	30.0%	$	[	***]
May 1, 2021	55.0%	9.0%	45.0%	30.0%	$	[	***]

As disclosed in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and significant judgments and estimates—Equity-based compensation expense,” the unrelated third-party valuation firm used the Backsolve Method, which utilizes a recent equity financing to estimate the equity value at the valuation date, to estimate the fair value of the Company’s ordinary shares. The equity value is then allocated to the equity classes using an OPM and then reducing the implied ordinary share value by a DLOM. For the March 2021 Valuation and May 2021 Valuation, the unrelated third-party valuation firm used the Calibration Method of the Market Approach. When the transaction is at fair value at initial recognition, the Calibration Method of the Market Approach is used at subsequent periods with valuation techniques and assumptions that are consistent with the observed transaction, updated to take into account any changes in Company-specific factors as well as current market conditions. At subsequent measurement dates, the valuation would consider the Company’s progress and changes in observable market data to estimate the fair value under current market conditions. The equity value is then allocated to the equity classes using an OPM and then reducing the implied ordinary share value by a DLOM.

The following table summarizes by grant date and type of award, the number of equity awards granted since January 1, 2020, the per share exercise price, the fair value of Ordinary Shares on each grant date, and the per share estimated fair value of the awards:

Grant Date	Type of Award	Number of Shares		Exercise Price per Share	Fair Value of Ordinary Share on Grant Date(1)	Estimated Fair Value per Share of Awards(2)	Estimated Fair Value per Share of Performance Awards(3)
January 1, 2020	Options	513,000		$9.99	$9.99	$6.60	—
December 17, 2020	Options	919,000	(4)	$37.91	$37.91	$20.65	—
March 31, 2021	Options	15,000		$40.02	$40.02	$23.00	—
May 1, 2021	Options	190,756		$40.33	$40.33	$22.94	—
May 17, 2021	Options	351,511		$40.33	$40.33	$22.94	—
May 17, 2021	Options	165,756		$40.33	$40.33	—	$27.58
May 17, 2021	Options	165,756		$40.33	$40.33	—	$27.57

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(1)	The fair value of the Company’s ordinary shares per ordinary share on grant date represents the fair value of ordinary shares per ordinary share on the date of the award grant.

(2)

The estimated fair value per share of the awards represents the Company’s measurement of the weighted-average fair value of option grants using the Black-Scholes model and does not reflect any subsequent modifications of the awards that may have occurred.

(3)

The estimated fair value per share of the performance awards represents the Company’s measurement of the weighted-average fair value of option grants using a Monte-Carlo simulation and does not reflect any subsequent modifications of the awards that may have occurred.

(4)

On February 28, 2021, 96,000 options were cancelled and the vesting for an additional 96,000 options were accelerated to February 28, 2021. These accelerated options were subsequently forfeited as of August 27, 2021.

January 1, 2020 Option Grants. The Board determined that the fair value of the Company’s ordinary shares was $[***] per share as of January 1, 2020 based on input from management, the objective and subjective factors disclosed on page 129 of the Registration Statement that it believed relevant, and the valuation of the ordinary shares issued in the Company’s Series Seed Preferred Financing (as defined below) in October 2019. Given the recent date of the Series Seed Preferred Financing, the Company did not obtain a third-party valuation of its ordinary shares in advance of making the January 1, 2020 option grants, but considered the valuation of the ordinary shares issued in the Series Seed Preferred Financing in its determination of the fair value of its ordinary shares for the options granted on January 1, 2020. Among the qualitative factors considered by the Company in determining fair value of the Company’s ordinary shares were the following:

•	The Company received approximately $55.0 million in October 2019 from the issuance of 5,500,000 Series Seed Preferred Shares at $10.00 per share (the “Series Seed Preferred Financing”).

•

Between the close of the Series Seed Preferred Financing in October 2019 and the option grants on January 1, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business.

December 17, 2020 Option Grants. The Board determined that the fair value of the Company’s ordinary shares was $[***] per share as of December 17, 2020 based on input from management, the objective and subjective factors disclosed on page 128 of the Registration Statement that it believed relevant, and the results of the November 2020 Valuation, which resulted in an estimated fair value of $[***] per ordinary share. Among the qualitative factors contributing to the increase in the fair value of the ordinary shares from the January 1, 2020 option grants to the December 17, 2020 option grants and considered by the Board in determining the fair value of the Company’s ordinary shares were the following:

•

Between the closing of the Series Seed Preferred Financing in October 2019 and December 17, 2020, the Company continued to hire key employees, establish infrastructure in China and the United States and advance its development programs and the execution of its business strategies.

•	In August 2020, the Company entered into an Exclusive License Agreement with MyoKardia, Inc.

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•	In August 2020, the Company entered into an exclusive license agreement with Navire Pharma, Inc.

•	The Company received approximately $310.0 million in October 2020 and December 2020 from the issuance of 5,471,231 Series A Preferred Shares at $56.66 per share (the “Series A Financing”).

•

On November 3, 2020, the Company announced that the Center for Drug Evaluation of the China National Medical Products Administration had cleared the Company’s Clinical Trial Application to conduct a Phase 3 trial of infigratinib in cholangiocarcinoma.

•

Subsequent to the initial closing of the Series A Financing, on November 19, 2020, the Company announced a strategic collaboration agreement with Pfizer. A market search of similar collaboration agreements resulted in a price increase of 10% applied to the equity value of the Series A Financing.

•

On December 1, 2020, the Company announced that the Center for Drug Evaluation of the China National Medical Products Administration had cleared the Company’s Clinical Trial Application to conduct a Phase 2a trial of infigratinib in gastric cancer.

March 31, 2021 Option Grants. The Board determined that the fair value of the Company’s ordinary shares was $[***] per share as of March 31, 2021 based on input from management, the objective and subjective factors disclosed on page 129 of the Registration Statement that it believed relevant, and the results of the valuation of the March 2021 Valuation, which resulted in an estimated fair value of $[***] per ordinary share. Among the qualitative factors contributing to the increase in the fair value of the ordinary shares from the December 17, 2020 option grants to the March 31, 2021 option grants and considered by the Board in determining the fair value of the Company’s ordinary shares were the following:

•

Between December 17, 2020 and March 31, 2021, the Company continued to hire key employees, establish infrastructure in China and the United States and advance its development programs and the execution of its business strategies.

•	On March 1, 2021, the Company entered into a Co-Development and License Agreement with ReViral, Ltd.

•	On March 26, 2021, the Company entered into a Development and License Agreement with Tarsus Pharmaceuticals, Inc.

•

Using the Calibration Method of the Market Approach, the third-party valuation applied a 5.0% rate of return to the November 2020 Valuation estimates. The rate of return was estimated based on discussions with management on the Company’s performance, observed changes of the guideline public companies’ market capitalizations, and industry specific indices between the prior valuation date and March 31, 2021. This resulted in an equity value of $[***] million and $[***] million under the long-term exit scenario and the IPO exit scenario, respectively, as of the March 2021 Valuation.

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May 2021 Option Grants. The Board determined that the fair value of the Company’s ordinary shares was $[***] per share as of each of May 1, 2021 and May 17, 2021 based on input from management, the objective and subjective factors disclosed on page 129 of the Registration Statement that it believed relevant, and the results of the May 2021 Valuation, which resulted in an estimated fair value of $[***] per ordinary share. Among the qualitative factors contributing to the increase in the fair value of the ordinary shares from the March 31, 2021 option grants to the May 2021 option grants and considered by the Board in determining the fair value of the Company’s ordinary shares were the following:

•	Between March 31, 2021 and each of May 1, 2021 and May 17, 2021, the Company continued to advance its development programs and the execution of its business strategies.

•	On May 14, 2021, the Company entered into a license and collaboration agreement with Landos BioPharma, Inc..

Comparison of the Most Recent Valuation and the Preliminary Price Range

The Company notes that, as is typical in an initial public offering, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. Prior to September 29, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded stock of generally comparable companies;

•	feedback from potential investors that met with the Company in “testing-the-waters” meetings;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•

an assumption that there would be sufficient demand for the Company’s ADSs to support an offering of the size contemplated by the Company based on the response to and feedback from the Company’s testing-the-waters meetings.

In addition, the Company believes that the difference in value reflected between the midpoint of the Preliminary Price Range for this offering of $[***] per ADS, and the Company’s determination of the fair value of the Company’s ordinary shares on May 17, 2021 is primarily attributable to the following subsequent events and circumstances:

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•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s ordinary shares, which considered multiple potential outcomes and resulted in a lower valuation of the Company’s ordinary shares than the estimated price range for its IPO. For the May 17, 2021 option grants, the Company’s considerations included a third-party valuation in which the probability weighting for an initial public offering was 55%.

•

The Company’s currently outstanding convertible preferred shares have substantial economic rights and preferences superior to the Company’s ordinary shares. The IPO price assumes the conversion of the Company’s convertible preferred shares to ordinary shares upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and explore other strategic transactions.

•

Between May 2021 and September 2021, the Company continued to enhance its executive team with the hiring of CEO Yizhe Wang, CFO Yi Larson, China General Manager Pascal Qian, Chief Scientific Advisor Michael Humphries and Asia Pacific General Manager Raphael Ho. The Company also continued to add key hires and build critical capabilities across clinical development, regulatory, supply and commercial functions.

•

In June 2021, the Company entered into a strategic partnership and exclusive license agreement with Lyra Therapeutics for the development and commercialization of LYR-210, an anti-inflammatory, intra-nasal drug matrix in late-stage development that is designed to treat chronic rhinosinusitis, in mainland China, Hong Kong, Taiwan, Macau, South Korea, Singapore and Thailand.

•	Since May 17, 2021, the Company has continued to advance its development programs and the execution of its business strategies, including progress with respect to:

•

the continued advancement of mavacamten, one of the Company’s late-stage product candidates, including regulatory pathway alignment with the Center for Drug Evaluation of the China National Medical Products Administration and clearance of the Company’s Clinical Trial Application to conduct a Phase 3 clinical trial in obstructive hypertrophic cardiomyopathy from the Center for Drug Evaluation of the China National Medical Products Administration;

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•

the continued clinical validation of TP-03, one of the Company’s late-stage product candidates, including the announcement in June 2021 of positive clinical data from a pivotal Phase 2b/3 clinical trial of TP-03 conducted in the United States by Tarsus Pharmaceuticals, Inc. All primary and secondary endpoints were achieved with statistical significance. Additionally, the Company continued to progress the development of TP-03 in China, including by submitting a pre-Investigational New Drug (“pre-IND”) package to the Center for Drug Evaluation of the China National Medical Products Administration;

•

the continued clinical validation of NBTXR3, one of the Company’s late-stage product candidates, including the presentation of positive clinical data from ongoing global clinical trials of NBTXR3 conducted by Nanobiotix SA at the annual meeting of the American Society of Clinical Oncology in June 2021. Additionally, the Company continued to progress the development of NBTXR3 in China, including by submitting a pre-IND package to the Center for Drug Evaluation of the China National Medical Products Administration;

•

the continued clinical validation of infigratinib, one of the Company’s late-stage product candidates, including the May 28, 2021 U.S. FDA approval of infigratinib in previously-treated cholangiocarcinoma in the United States. Additionally, the Company continued to progress the development of infigratinib in China, including the initiation of a Phase 2a trial of infigratinib for the treatment of patients with gastric cancer and other advanced solid tumors; and

•

the continued advancement of BBP-398, including clearance of the Company’s Clinical Trial Application to conduct a Phase 1 trial in patients with advanced solid tumors from the Center for Drug Evaluation of the China National Medical Products Administration.

Since May 17, 2021, the Company also has taken several steps towards the completion of its IPO, including (i) on June 25, 2021 the Company confidentially submitted its Registration Statement with the Commission, (ii) on October 1, 2021 the Company publicly filed its Registration Statement with the Commission, and (iii) beginning in September 2021, the Company commenced and held testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, since May 17, 2021, a number of biotechnology companies have successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company.

The Company believes that the increase between the fair value of its ordinary shares as of May 17, 2021 and the Preliminary Price Range for its IPO is reasonable based on the above referenced factors.

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CONFIDENTIAL TREATMENT REQUESTED BY LIANBIO

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 235-4961.

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc: Yizhe Wang, Ph.D. (LianBio)

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